SIGMA LITHIUM ANNOUNCES ITS OPERATIONS TEMPORARILY PAUSED AWAITING RULING BY FEDERAL COURT OF APPEALS; MAINTAINS 2027 GUIDANCE OF 330,000t

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Toronto, October 1, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹, dedicated to supplying global producers of batteries with sustainable and traceable lithium materials, announces that all of its mining and industrial production was temporarily suspended yesterday, on September 30.

The suspension is a result of an atypical 15-day delay by the Federal Court of Appeals in reviewing the Company’s legal defense (“Emergency Motion For Suspensive Relief”).

Sigma Lithium confirms that it remains focused on advancing its expansion plans, expecting to deliver 330,000t of lithium oxide concentrate in FY 27. However, the Company will postpone by 3 months its 12-month guidance of 240,000t.

Sigma Lithium will maintain the commercial and recycling operations that ensure the circularity of 100% of its dry stacked tailings, selling high-purity lithium fines, generating cash flow and expecting to continue to self-fund the Company during the temporary suspension.

Following this anomalous 15-day delay by the Federal Court of Appeals, the Company received and acknowledged in the evening of September 29 an electronic notification posted by FEAM, in legal conformity with the environmental process of Minas Gerais.

However, the temporary suspension will generate significant negative economic impact across 12 municipalities in the Vale do Jequitinhonha. As a key economic growth engine in the region, Sigma Lithium has contributed to the creation of 19,000 direct and indirect job positions, benefiting approximately 80,000 people across 12 municipalities in one of the most economically underserved regions of the State of Minas Gerais.

BACKGROUND ON LOCAL FEDERAL JUDGE DECISION ON NGOLO LAWSUIT

Sigma Legal Defense technically challenged a preliminary emergency injunction (“Preliminary Federal Ruling”) issued by a local Federal Court, in a lawsuit filed by Ngolo (“NGO Lawsuit”) requesting Minas Gerais state authorities to suspend the Company’s environmental licenses, breaching several terms of the TAC Agreement signed with Sigma Lithium.

•	Sigma Lithium’s legal defense technically demonstrates that the Company's distance to the houses of Quilombolas (descendants of enslaved Afro-Brazilians living in rural settlements) is further than legal limits, not causing them adverse impacts.

NGOLO’s lawyer has allegedly been charged with defamation and slander by another federal judge in a different Federal Court.

The NGO filed a federal lawsuit against not only Sigma Brazil, but also all of the parties that have evaluated and decided to grant Sigma Lithium’s environmental licenses since 2019:

•	The State Government of Minas Gerais.
•	FEAM (the Minas Gerais Environmental Authority).
•	INCRA (The Federal Government Body for Traditional Communities Rights).

Additionally, the Preliminary Federal Ruling was issued in dissonance with Brazil's strong democratic rule of law:

•	Sigma Lithium’s constitutional right to present a legal defense was violated by the local federal court in Teofilo Otoni.
o	The Company did not receive any legal communication in connection with the Preliminary Federal Ruling, until almost one week after it was issued.

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•	The Preliminary Federal Ruling was issued as an “emergency ruling” despite the lack of any technical evidence to support the Company’s “imminent urgent” operational impacts on the Quilombolas, by a federal judge acting on weekend duty, when appeals courts were closed during a holiday weekend.

•	Sigma Lithium’s Grota do Cirilo complex falls outside the Quilombo and the legal distance of environmental impact determined by Brazilian law.
o	The Company has not caused any negative impact on the Quilombola community (atmospheric, water, acoustic, anthropological, substantive, or structural) and quantitative measurements of Sigma Lithium environmental impacts were not presented in the Ngolo Lawsuit.
o	A previous request for independent expert technical evidence to evaluate the Company’s operational impacts on the Quilombo (atmospheric, water, acoustic, anthropological, substantive, or structural) has been denied by the Federal Court in Teofilo Otoni.

•	Sigma Lithium’s environmental licenses are a “Vested Rights and Established Legal Status” protected under the rule of law:
o	Article 24 of the LINDB (Law of Introduction to the Norms of Brazilian Law) prohibits invalidating acts based on subsequent changes in administrative interpretation.
o	Article 35 of INCRA Normative Instruction No. 111/2021 provides that, for an RTID published during ongoing operations, the required measures consist of complementary studies and mitigation actions—not the suspension of permits.

BACKGROUND ON QUILOMBOS

Quilombos are Afro-Brazilians living in heritage rural settlements established by slaves. Sigma Lithium believes that legal rights of Quilombos must be realized through the prospective instruments provided by the Brazilian legal framework, rather than autocratically and retroactively ruling lawful acts duly issued by the State.

Since 2017, when A10 Responsible Investments Impact Fund (“A10 Fund”) became its controlling shareholder, Sigma Lithium has been consistently and quantitatively demonstrating that:

•	The Company neither operates nor holds any mining concessions or assets within either the original or the newly claimed areas proposed for recognition (RTID) as Quilombolas.

•	Since 2017, its Grota do Cirilo Project has been measured to be further from the Afro-Brazilian heritage community than the applicable legal distance threshold.

•	The government official registry did not indicate any Quilombola community within Sigma Lithium’s Grota do Cirilo Project when its environmental licenses were issued.

•	Sigma Lithium’s environmental licenses were issued and/or deliberated by the State of Minas Gerais between May 2019 and April 2023, predating the technical report self-issued by the expert hired by the Quilombola (“RTID”).
o	RTID self-proclaimed public notices for the Baú Community (the Quilombola object of the Preliminary Federal Ruling) were published on November 24 and 27, 2023.

o	Sigma Lithium’s environmental license issuances did not trigger the INCRA framework because Quilombola community authorization was legally required only after it had been officially recognized through a published RTID, as per Interministerial Ordinance No. 60/2015 and INCRA Normative Instruction No. 111/2021.

o	As the Quilombo did not have an RTID, the legal benchmark to measure environmental impact was governed by the Quilombo’s physical location: its houses are located on the opposite bank of the Jequitinhonha River, approximately 11 km from the Barreiro Pit and 8 to 9 km from the Xuxa Pits—placing the Quilombo outside environmental impact areas of the Company’s Grota do Cirilo.

o	The 2.7 km distance falsely claimed by the Ngolo Lawsuit stems solely from this new self-proclaimed RTID perimeter containing an anomalous measurement 30x larger than the original baseline, which allocated a very large farm of 1.5 km2 for each “alleged” Quilombola family.
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•	Similarly, FPIC (Free, Prior and Informed Consultation and Consent of the UN-ILO Convention 169) was not triggered because the RTID did not exist at the time.
o	Illustratively, the following G20 countries that are Sigma Lithium clients (and/or competitors) are not signatories of UN-ILO Convention 169: United States, United Kingdom, France, Canada, Australia, Italy, Japan, South Korea, China, India, Saudi Arabia, Turkey, Indonesia.

•	Sigma Lithium’s Barreiro Pit had its environmental filing and deliberations occurring prior to the RTID.
o	Its permit also rests on incremental comfort and independent legal grounds, following an additional specific assessment requested by FEAM, supported by a favorable technical opinion from SEDESE, subject to dedicated community-specific conditions (condicionante).
o	Barreiro Pit environmental license was unanimously approved by the CMI/COPAM.

BRAZIL GENERAL ELECTIONS

The second round of Brazil’s general elections will be concluded on October 25. Therefore, despite its strong technical legal defense based on the rule of law and quantitative evidence, supported by maps and data, the Company believes that there is a potential scenario of a delayed legal decision by the Federal Court of Appeals.

There is also a scenario whereby a federal legal decision by the Federal Court of Appeals could be affected by “qualitative negative bias about the mining industry in general”, following the pattern of dissonance with Brazil's strong democratic rule of law of the Preliminary Federal Ruling against the Company on the matter.

•	In the event of a negative ruling by the Federal Court of Appeals, the Company will continue to follow the rule of law and seek a secondary appeal in the superior federal courts, as per Brazil’s strong democratic rule of law.

SIGMA LITHIUM CREATED SHARED PROSPERITY, CARING FOR PEOPLE IN THE JEQUITINHONHA VALLEY

Sigma Lithium’s social investment strategy reflects its long-term commitment to the Jequitinhonha Valley and its belief that it should contribute to shared and lasting local prosperity.

The Company has supported voluntary programs for economic inclusion, water, food security, education, and drought resilience even prior to earning revenues. The scale of Sigma Lithium social initiatives reflects their transformational ambition, initiated prior to the Company commencing operations:

•	Dona de Mim: More than 2,000 women have become entrepreneurs, benefiting from Sigma’s microcredit opportunities, supporting approximately 10,000 family members.

•	Zero Drought: 1,400 rainwater-based irrigation reservoirs (“barraginhas”) were built to create climate/drought season resilience for approximately 5,600 small-scale subsistence farmers.
o	supporting approximately 22,400 rural family members.

•	Water for All: Enabled access to drinking water for 100% of Sigma Lithium’s neighboring community.

•	Education that Transforms: Sigma Lithium renovated and contributed to building local schools, sports facilities and a childcare center, including a state-of-the-art STEM school SESI:
o	supporting educational and extracurricular programs for approximately 776 children, expanding opportunities for their future and approximately 1,500 parents.

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain: Its Cleantech Industrial Plant combines the reuse of a near 100% of water, zero use of toxic chemicals, zero tailings mud dams and the use of 100% renewable electricity. For more than three years Sigma Lithium has not experienced an accident with lost time.

The Company plans to resume in 2027 a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

Media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium
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ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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